Exhibit 99.3

ENTRÉE RESOURCES ANNOUNCES SECOND QUARTER 2023 RESULTS

VANCOUVER, BC, Aug. 8, 2023 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) – the "Company" or "Entrée") has today filed its interim financial results for the second quarter ended June 30, 2023. All numbers are in U.S. dollars unless otherwise noted.

Entrée's President and CEO Stephen Scott commented, "It's been an extremely exciting first half of 2023 with many Oyu Tolgoi Lift 1 underground project milestones achieved including the commencement and ramp-up of production from Panel 0, improved sinking rates for Shafts 3 and 4, and completion of the Panels 1 and 2 mine design and schedule optimization studies. Our joint venture partner has advised that first development on the Entrée/Oyu Tolgoi JV Property is expected to commence in H1 2024 with production from Panel 1, which includes the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property, now scheduled for H1 2027. It certainly feels that we are closer than ever to our first production. Entrée also endorses ongoing Oyu Tolgoi project drilling designed to support an Order of Magnitude study for Hugo North/Hugo North Extension Lift 2, a significant portion of which is on the Entrée/Oyu Tolgoi JV Property."

Q2 2023 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property ("Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. Rio Tinto owns 66% of OTLLC and is the manager of operations at Oyu Tolgoi.

  In July 2023, Rio Tinto announced that ramp-up of the high-grade Oyu Tolgoi underground mine continues. Oyu Tolgoi is set to become the world's fourth largest copper mine by 2030 with the operation expected to deliver average mined copper production of ~500 kilo-tonnes per annum between 2028 and 2036.
  As at June 30, 2023, 54 Lift 1 Panel 0 draw bells have been opened, and the delivery of infrastructure for ramp-up to full capacity remains on target. Construction of conveyor to surface works was ~60% complete at the end of the second quarter. Construction works for the concentrator conversion also progressed during the period, with the main contractor mobilized and the commencement of major site works in May.
  Shaft sinking rates improved during the second quarter. At the end of June, Shafts 3 and 4 reached 639 metres and 752 metres below ground level, respectively. Final depths required for Shafts 3 and 4 are 1,148 metres and 1,149 metres below ground level, respectively. Rio Tinto now expects both shafts to be commissioned in the second half 2024.
  Technical studies for Panels 1 and 2 mine design and schedule optimization were completed by OTLLC during the second quarter. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1. According to Rio Tinto:
    The technical studies have resulted in substantially de-risked, resilient mine designs that provide a pathway to ramp-up, flexibility to pursue value creating opportunities and react to future risks, and improved stability, constructability, and operability. The studies also provide a pathway to bring the panels into production faster and maximize the use of the ventilation system.
    Identified risks associated with the previous Panel 1 mine design have been resolved by increasing drawpoint and rim drive spacing, relocating the central material handling system and return raises outside of the active caving area, and optimally orienting the extraction drives and drill drives.
    Panel 1 production is anticipated to commence in ~2027.
    The technical studies have been incorporated into an updated Oyu Tolgoi Feasibility Study ("OTFS23") to be submitted to and reviewed by applicable regulatory bodies in Mongolia.
  Although the Company does not anticipate any material changes to underground development cost or schedule for the Entrée/Oyu Tolgoi JV Property, once OTLLC has provided Entrée with a copy of OTFS23 (including the updated mine plan for Panel 1), Entrée will assess the potential impact and update the market accordingly.
  Rio Tinto reported during its July 11, 2023 investor site visit that with the technical studies for Lift 1 Panels 1 and 2 completed, attention is shifting to the design of Lift 2. Drilling programs to support a Lift 2 Order of Magnitude Study are in progress. An updated resource model for Hugo North (including Hugo North Extension) is expected to be completed by mid-2024 and will include Lift 2. The updated resource model will incorporate the results from ongoing Hugo North Extension surface and underground drilling on the Entrée/Oyu Tolgoi JV Property. The Company continues to request full results of the 2022 Hugo North Extension diamond drill program from OTLLC.
  Rio Tinto has reported the capital cost estimate for the underground project remains unchanged at $7.06 billion with $1.4 billion remaining to be spent at June 30, 2023. The Company continues to request full results of the 2022 Hugo North Extension diamond drill program from OTLLC.

Entrée/Oyu Tolgoi JV Property

  The Entrée/Oyu Tolgoi joint venture ("Entrée/Oyu Tolgoi JV") Management Committee approved a 2023 in-fill drill program for Hugo North Extension comprising both underground (12 holes totalling 3,889 metres) and surface (six holes totalling 9,082 metres) diamond drilling. The underground holes are collared from underground drill stations on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. The approved budget for the program is ~$4.5 million, 20% of which will be contributed by OTLLC on Entrée's behalf as a loan in accordance with the joint venture agreement (the "Entrée/Oyu Tolgoi JVA"). The principal purpose for the 2023 drilling is to support the Lift 2 Order of Magnitude Study and updated resource model.
  The Entrée/Oyu Tolgoi JV Management Committee also approved a budget of ~$2.245 million for exploration on the Entrée/Oyu Tolgoi JV Property, including three inclined diamond drill holes totalling 2,600 metres on the Heruga South and Railway targets (Javhlant licence) and four diamond drill holes totalling 2,600 metres on the Ulaan Khud South target (Shivee Tolgoi licence). 20% of the exploration expenditures will be contributed by OTLLC on Entrée's behalf as a loan in accordance with the Entrée/Oyu Tolgoi JVA.
  The Company recently received partial assay results from 2022 exploration drilling conducted on the Shivee Tolgoi licence at the North Ulaan Khud target (six reverse circulation drillholes totalling 1,506 metres and one 800 metre diamond drill hole) and the Airstrip target (three diamond drill holes totalling 2,200 metres). The Company is reviewing the results and will update the market in due course. The Company does not consider any of the results to be material.

Corporate

  For the three and six month periods ended June 30, 2023, the Company's operating loss was $1.0 million and $1.9 million, respectively, compared to $0.7 million and $1.3 million, respectively, for the comparative periods in 2022. The increase in the three and six month periods ended June 30, 2023 was due to legal costs for both commercial negotiations with OTLLC and Rio Tinto and the arbitration proceedings.
  For the three and six month periods ended June 30, 2023, the Company's operating cash outflow before changes in non-cash working capital items was $0.9 million and $1.4 million, respectively, compared to $0.7 million and $1.1 million, respectively for the comparative periods in 2022.
  Share purchase warrants to purchase 2,847,000 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$1,708,200 being received by the Company since January 1, 2023.
  As at June 30, 2023, the cash balance was $6.0 million and the working capital balance was $5.6 million.
  On May 9, 2023, 2,799,079 common shares were cancelled and returned to the Company's treasury for no consideration which was related to the Company's spin-out of its U.S. assets into Mason Resources Corp. on May 9, 2017.
  On July 17, 2023, the Company announced it has made good progress in its previously disclosed negotiations with OTLLC and Rio Tinto to amend or restructure the Entrée/Oyu Tolgoi JVA and transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated in the Entrée/Oyu Tolgoi JVA. However, several key items still need to be resolved before any definitive agreement could be finalized and executed, including with respect to the potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property.
  While the Company remains committed to achieving a commercial resolution with OTLLC and Rio Tinto, the binding arbitration proceedings commenced by the Company on May 26, 2022 also continued to progress. The Company is seeking declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the "Earn-in Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill") dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Entrée/Oyu Tolgoi JVA. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings. A three-member Tribunal has been appointed and a merits hearing is set for April 2024.

OUTLOOK AND STRATEGY

Entrée's primary objective is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company currently is registered in Mongolia as the 100% ultimate holder of the licences. The Company is also advancing discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property. The Minerals Law of Mongolia provides the State may share in up to 34% of the economic benefit derived from exploitation of a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the State budget. The Hugo North Extension copper-gold deposit on the Shivee Tolgoi mining licence and the Heruga copper-gold-molybdenum deposit on the Javhlant mining licence are mineral deposits of strategic importance.

As previously disclosed by the Company, the contract area defined in the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the "Oyu Tolgoi Investment Agreement") includes the Javhlant and Shivee Tolgoi mining licences. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, the Company was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not directly benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.

The Company believes that amending or restructuring the Entrée/Oyu Tolgoi JVA to align the interests of all stakeholders, transferring the licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, and resolving outstanding issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement would be in the best interests of all stakeholders. No agreements have been finalized and executed and there are no assurances agreements may be finalized and executed in the future.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2023 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of October 8, 2021, available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Horizon Copper Corp. and Rio Tinto are major shareholders of Entrée, beneficially holding approximately 25% and 16% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company's plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company's plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property; the Company's ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTLLC's 2020 Oyu Tolgoi Mongolian Statutory Study and the Company's 2021 Technical Report on its interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of first development and undercut production from Lift 1 of the Hugo North Extension deposit; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the technical studies for Lift 1 Panels 1 and 2, OTFS23, the Lift 2 Order of Magnitude Study, and the updated resource model for Hugo North (including Hugo North Extension) Lifts 1 and 2 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; and the Company's ability to operate sustainably, its community relations, and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC's ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company's significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OTLLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2022, dated March 31, 2023 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/August2023/08/c1135.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 08:00e 08-AUG-23